UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                                   FORM 11-K



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1998.

                                      OR

[ ] TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.

For the transition period from________to________.

Commission file number 1-8029 .



A.  The Ryland Group, Inc. Retirement Savings Opportunity Plan

B.  The Ryland Group, Inc.
    11000 Broken Land Parkway
    Columbia, Maryland, 21044

           THE RYLAND GROUP, INC. Retirement Savings Opportunity Plan
                       Information Required by Form 11-K

                                     INDEX


                                                               Page Numbers

Report of Independent Auditors                                       1

Item 4.                        Audited Financial Statements
                                  and Schedules prepared in
                                  accordance with ERISA           2-16

Signatures                                                          17

Index of Exhibits                                                   18

                        REPORT OF INDEPENDENT AUDITORS


Employee Benefits Committee
The Ryland Group, Inc.


We have audited the accompanying statements of net assets available for plan benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                    /s/   Ernst & Young LLP

Baltimore, Maryland
June 21, 1999

Item 4: Audited Financial Statements and Schedules prepared in accordance with ERISA


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
Retirement Savings Opportunity Plan


                                            December 31,        December 31,
                                                1998                1997
                                            -----------         -----------

ASSETS

Accrued interest and dividends              $   230,187         $   277,740

Investments at fair value:
   Cash                                               0          35,023,942
   Short-term investments                     4,428,850           4,914,849
   Preferred stock of
     The Ryland Group, Inc.
          Unallocated                                 0              47,508
          Allocated                          16,409,295          19,405,844
   Common stock of
     The Ryland Group, Inc.                           0              94,352
   Mutual funds                              45,615,599                   0
   Loans to participants                      1,235,512           1,541,953
                                            -----------         -----------
     Total investments                       67,689,256          61,028,448
                                            -----------         -----------

     Total Assets                            67,919,443          61,306,188
                                            -----------         -----------


LIABILITIES

Accrued liabilities                                   0               1,856
                                            -----------         -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                            $67,919,443         $61,304,332
                                            ===========         ===========


   See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
Retirement Savings Opportunity Plan

                                            Year Ended          Year Ended
                                            December 31,        December 31,
                                                1998                1997
                                           ------------         -----------
ADDITIONS

Contributions:
   Employer                                 $ 4,136,096         $ 7,149,212
   Participants                               5,277,234           4,011,867
   Rollovers                                    517,813             564,458
                                            -----------         -----------
        Total contributions                   9,931,143          11,725,537

Interest:
   Short-term investments                       282,544              40,172
   CIGNA Income Fund                                  0             284,860
   Participant loans                            129,800             140,134
                                            -----------         -----------
        Total interest                          412,344             465,166

Dividends:
   The Ryland Group, Inc.
      Preferred stock                         1,007,106           1,629,535
      Common stock                                    0               3,952
   Mutual funds                               2,493,080           2,796,000
                                            -----------         -----------
        Total dividends                       3,500,186           4,429,487
                                            -----------         -----------

Total Additions                              13,843,673          16,620,190


DEDUCTIONS

Benefit payments to participants             11,419,065          12,494,407
Interest expense on loan payable
 to The Ryland Group, Inc.                            0             929,994
Administrative expenses                               0             164,248
                                            -----------         -----------

Total Deductions                             11,419,065          13,588,649

Net realized and unrealized
   appreciation in fair value
   of investments                             4,190,503          11,166,942
                                            -----------         -----------

Increase in net assets
   available for plan benefits                6,615,111          14,198,483

Net assets available for plan
   benefits at beginning of year             61,304,332          47,105,849
                                            -----------         -----------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR                  $67,919,443         $61,304,332
                                            ===========         ===========


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY  PLAN


NOTE A:  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of The Ryland Group, Inc. Retirement Savings Opportunity Plan ("the Plan" or "the RSOP", previously known as "The Ryland Group, Inc. Retirement and Stock Ownership Plan") are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represents the net asset value of shares held by the Plan at year-end. The Preferred Stock of The Ryland Group, Inc. (the "Company"), is valued monthly by an independent appraiser, with a minimum value of $25.25 guaranteed by the Company. Units of the Vanguard Savings Trust are valued at net asset value at year-end. Ryland common stock is valued at the last reported sale price on the last business day of the Plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

The change in the difference between current fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized appreciation or depreciation in fair value of investments.

Purchases and sales of investments are recorded on a trade-date basis. The net realized gain or loss on sale of investments reflects the difference between the proceeds received and the cost of the specific investment shares sold (see also Note D) and is reflected in the statement of changes in net assets available for plan benefits in net realized and unrealized appreciation in fair value of investments. Expenses relating to the purchase or sale of investments are added to their cost or deducted from their proceeds.

Effective January 1, 1998, the Company pays all administrative expenses incurred by the Plan.

The Plan accounts for benefits due but unpaid as a component of net assets available for plan benefits. Benefits due but unpaid were $0 and $40,295 at December 31, 1998 and December 31, 1997 respectively.


NOTE B:  DESCRIPTION OF THE PLAN

General

The RSOP was established on August 16, 1989. Designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement, the Plan permits deferral of a portion of participants' pretax income pursuant to
Section 401(k) of the Internal Revenue Code. Participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals. The Plan is subject to the Employee Retirement Income Security Act of 1974.


Employee Eligibility

All full-time employees are eligible to participate in the Plan the first pay period of the quarter following 30 days of employment.

Each eligible participant could elect to contribute on a pretax basis, through a system of payroll deductions, any whole number percentage, from one percent (1%) to twelve percent (12%), of the eligible participant's compensation. Beginning in January 1, 1999, each eligible participant may elect to contribute from one percent (1%) to nineteen percent (19%), of the eligible participant's compensation. In accordance with IRS regulations, no employee could contribute more than $10,000 to the Plan for the 1998 calendar year. The RSOP offers the participants several investment options for their contributions.

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE B:  DESCRIPTION OF THE PLAN-CONTINUED

Employee Contributions and Investment Options

Effective January 1, 1998, the Plan established new participant investment fund options available from the Vanguard Funds. In anticipation of transferring the Plan's existing assets to the new investment fund options, all prior investments in the Putnam Voyager Fund, Fidelity Growth Company Fund, CIGNA Income Fund, American Balanced Fund, Wells Fargo Equity Index Fund and Standish Fixed Income Fund were liquidated in December 1997. The proceeds were held in cash and short-term investments at December 31, 1997.

Effective January 1, 1998, the Plan changed its trustee from Wachovia Bank to The Vanguard Fiduciary Trust Company (the "Trustee").

The following are descriptions of the participant investment options available during 1998:

Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance. At December 31, 1998, 872 employees were participating in this option.

Vanguard Explorer Fund - Seeks to provide long-term growth of capital by investing in a diversified group of small company stocks with prospects for above-average growth. At December 31, 1998, 975 employees were participating in this option.

Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. At December 31, 1998, 200 employees were participating in this option.

Vanguard Total Bond Market Index Fund - Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is widely recognized measure of the entire taxable U.S. bond market. At December 31, 1998, 514 employees were participating in this option.

Vanguard U.S. Growth Fund - Seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. At December 31, 1998, 1,273 employees were participating in this option.

Vanguard Wellington Fund - Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% bonds. At December 31, 1998, 990 employees were participating in this option.

Vanguard Windsor II Fund - Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stock generally sell at prices below the overall market average compared to their dividend income and future return potential. At December 31, 1998, 445 employees were participating in this option.

Vanguard Retirement Savings Trust - Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. At December 31, 1998, 530 employees were participating in this option.

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE B:  DESCRIPTION OF THE PLAN-CONTINUED

Company Contributions

As of January 1, 1994, the RSOP was amended to allow the Company to make both matching and discretionary contributions in the form of Preferred Shares, cash or a combination of both. In instances where cash was all or part of the Company's contribution, it was divided among the current investment funds based on each participant's current investment fund option selections. In instances where both Preferred Shares and cash were contributed to participant accounts, all participants received a protata protion of each. Beginning January 1, 1998, participants no longer received Preferred Stock in connection with Company matching contributions to their accounts. The Company made no discretionary contributions for the years ended December 31, 1998 and 1997.

Vesting

Participants' contributions are fully vested at all times. Prior to January 1, 1998 the Plan provided for graduated vesting of Company contributions of 25% after two years' service and 25% additional vesting for each year thereafter until the fifth year, at which time participants were 100% vested. Beginning January 1, 1998, the Plan provides for vesting of Company contributions of 20% after one year of service and 20% additional vesting for each year thereafter until the fifth year, at which time the participants are 100% vested. Participants are automatically vested upon death, disability or retirement at age 65.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from(to) the investment fund to(from) the loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest is paid ratably through payroll deductions.

RSOP Loan

The "RSOP Loan" was a loan between the Company and the Plan, the proceeds of which were used by the Plan to acquire the Preferred Stock (see Note C below). Through September 1997, to the extent employer contributions, including matching contributions and discretionary contributions, were used to make an RSOP Loan payment, such contributions were made in cash. After each RSOP loan payment was made, a number of shares of Preferred Stock were released from the RSOP Loan suspense account based on a predetermined formula. Following the release of the Preferred Stock and allocation of a portion of the shares attributable to dividends, shares of Preferred Stock were allocated among the participants' accounts based on the amount of the required matching contributions. On October 1, 1997, the Company purchased 248,881 preferred shares that had not been released for allocation to participants accounts (see Note C below).

Other

The Company expects and intends to continue the Plan but reserves the right to amend, suspend or terminate the Plan at any time. If the Company terminates the Plan, each participant will become fully vested in all of his or her accounts under the Plan and will be entitled to a distribution of such accounts in accordance with the terms of the Plan.

Earnings  on  investments,  net  gains or  losses  on sales of  investments  and unrealized appreciation or depreciation in fair value of investments are allocated to individual participant accounts based on a ratio of the individual's account balance to the total fund balance.

Additional information about the Plan agreement is contained in the pamphlet The Ryland Retirement Savings Opportunity Plan. Copies of this pamphlet are available from the Company's Employee Benefits Department.

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTE C: PREFERRED STOCK AND THE LOAN PAYABLE TO RYLAND

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable Series A ESOP Convertible Preferred Stock, par value $1.00, to the Plan for $31.5625 per share, or an aggregate purchase price of approximately $40,000,000. Each share of Preferred Stock will pay an annual cumulative dividend of $2.2094, and is convertible initially into one share of the Company's Common Stock. During 1998 and 1997, the Company paid approximately $1,007,000 and $1,630,000, respectively, in dividends on the Preferred Stock. Each share of Preferred Stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the Preferred Stock generally vote together with the Common Stock on all matters. The conversion and voting rights of the Preferred Stock are subject to anti-dilution adjustments.

The Plan's purchase of the Preferred Stock was financed by a loan to the Plan from the Company in the amount of $40,000,000. The interest rate on the loan was 9.99% and through September, 1997, the loan was being repaid by the Plan through dividends received on the Preferred Stock and Company contributions. On October 1, 1997, the Company purchased 248,881 shares of Preferred Stock from the Plan at an independently appraised value of $33.1875 per share, representing preferred shares that secured the loan and had not been released for allocation to participant's accounts. The Company retired these preferred shares. The Plan used the proceeds to pay off the related loan balance. Principal payments of $13,260,701 were made during 1997. The Plan incurred approximately $930,000 of interest on this loan in 1997. Participants received allocations of the Preferred Stock as debt payments were made. During 1997 there were 61,001 shares released, and allocated to participants. Beginning January 1, 1998, participants no longer received preferred shares in connection with Company matching contributions to their account; therefore as of December 31, 1998, there were no unallocated preferred shares. At December 31, 1997 there were 1,228 unallocated preferred shares with an approximate value of $48,000.


NOTE D:  DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions. Distributions from a participant's vested portion of his/her Convertible Preferred Stock account will be made at the participant's election either in cash or whole shares of Common Stock of the Company. If the participant elects to receive Common Stock, the Trustee will convert each share of Preferred Stock held in the participant's Convertible Preferred Stock account into one share of Common Stock and will receive from the Company an additional cash contribution to cover any differential between the current Common Stock price and the appraised value of the Preferred Stock. The Trustee will use the cash to acquire (on the open market) additional shares of Common Stock and then distribute to the participant the total number of shares of Common Stock that were acquired. If the participant elects to receive cash, the Trustee will convert each share of Preferred Stock into the number of shares of Common Stock into which such Preferred Stock is convertible, and will receive in cash from the Company any differential between the current Common Stock price and the appraised value of the Preferred Stock. The Trustee will then sell the shares of Common Stock on the open market and distribute to the participant the cash proceeds plus the differential contribution made by the Company. The non-vested portion of the Company's contributions credited to the terminating participant is forfeited immediately. All forfeitures are used to reduce future matching contributions required from the Company.

The cash received by the Trustee from the Company to fund any differential between the current market price of the Company's Common Stock and the appraised value of the Preferred Shares is recorded as an employer contribution in the Statement of Changes in Net Assets Available for Plan Benefits. This cash is not included in the computation of the realized gain or loss from the converted Preferred Shares.

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE E:  INVESTMENTS

During 1998 and 1997, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $4,190,503 and $11,166,942, respectively. Investments that represent five percent or more of the Plan's net are separately identified.

                                                Net
                                            Appreciation
                                           (Depreciation)
 For the Year Ended                         in Fair Value      Fair Value at
 December 31, 1998                           During Year        End of Year
----------------------------                -----------         -----------

Vanguard 500 Index Fund                     $ 1,007,964         $ 6,241,789
Vanguard Explorer Fund                          308,142           8,886,015
Vanguard International Growth Fund               19,064             420,059
Vanguard Total Bond Market Index Fund            43,923           4,039,540
Vanguard U.S. Growth Fund                     3,197,238          14,748,261
Vanguard Wellington Fund                        (19,347)          8,681,703
Vanguard Windsor II Fund                        (92,928)          2,598,232
Vanguard Retirement Savings Trust                     0           4,428,850
Preferred Stock -
   The Ryland Group, Inc.                      (273,553)         16,409,295
Loans to Participants                                 0           1,235,512
                                            -----------         -----------

Total                                       $ 4,190,503         $67,689,256
                                            ===========         ===========

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE E:  INVESTMENTS-CONTINUED

Mutual fund investment balances were converted to cash at the end of 1997 in connection with the transition to the Vanguard Funds in January 1998.

                                               Net
                                           Appreciation
                                          (Depreciation)
For the Year Ended                        in Fair Value        Fair Value at
December 31, 1997                          During Year          End of Year
---------------------------              ---------------        ------------

Common Stock-
  The Ryland Group, Inc.                    $     35,210        $     94,352
Putnam Voyager Fund                            1,990,055                   0
American Balanced Fund                           609,286                   0
Fidelity Growth Fund                             687,563                   0
Wells Fargo S&P 500                              284,444                   0
CIGNA Income Fund                                 24,563                   0
Wachovia Short-Term Investment Fund                    0           4,914,849
Loans to Participants                                  0           1,541,953
Preferred Stock -
   The Ryland Group, Inc.                      7,566,891          19,453,352
Standish Fixed Income Fund                       (31,070)                  0
Cash                                                   0          35,023,942
                                            ------------        ------------

Total                                       $ 11,166,942        $ 61,028,448
                                            ============        ============




The maximum accounting loss the Plan would incur if parties to the financial instruments failed to perform would be the current value of the investments as stated on the statement of net assets available for plan benefits. None of the investments are secured by collateral.

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN





NOTE F:  INCOME TAX STATUS

The Internal Revenue Service ruled (November 15, 1994) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Employee Benefits Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE G:  YEAR 2000 (Unaudited)

The Plan is heavily reliant on the information systems of third parties including those of the Plan sponsor, trustee and record keeper. Based upon information available at the time, the Company is not aware of any Year 2000 issues which will have a material impact on the Plan's operations. However, in the event that one of the aforementioned parties experiences a system interruption or failure, it may have a material adverse financial impact on the Plan.

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN




NOTE H: NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND AS OF DECEMBER 31, 1998

                                       500 Index     Explorer       Int'l       Ttl Bond      U.S Growth
                                         Fund          Fund      Growth Fund     Mkt Idx         Fund
                                      ----------    ----------   -----------   -----------    ----------
ASSETS
Receivables:

    Accrued interest and dividends   $      --     $      --     $      --     $      --     $      --
                                     -----------   -----------   -----------   -----------   -----------
     Total receivables                      --            --            --            --            --

Investments at fair value:
   Short-term investments
   Preferred stock of
     The Ryland Group, Inc.
  Mutual funds                         6,241,789     8,886,015       420,059     4,039,540    14,748,261
  Loans to participants                     --            --            --            --            --
                                     -----------   -----------   -----------   -----------   -----------
     Total investments                 6,241,789     8,886,015       420,059     4,039,540    14,748,261
                                     -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                       6,241,789     8,886,015       420,059     4,039,540    14,748,261
                                     ===========   ===========   ===========   ===========   ===========



                                      Wellington    Windsor II     Retire        Ryland          Loan
                                         Fund          Fund       Svs Trust     Preferred        Fund         Total
                                      ----------    ----------   -----------    ----------    ----------   -----------
ASSETS
Receivables:

    Accrued interest and dividends   $      --     $      --     $      --     $   230,187   $      --     $   230,187
                                     -----------   -----------   -----------   -----------   -----------   -----------
     Total receivables                      --            --            --         230,187          --         230,187

Investments at fair value:
   Short-term investments                                          4,428,850                                 4,428,850
   Preferred stock of
     The Ryland Group, Inc.                                                     16,409,295                  16,409,295
  Mutual funds                         8,681,703     2,598,232          --            --            --      45,615,599
  Loans to participants                     --            --            --            --       1,235,512     1,235,512
                                     -----------   -----------   -----------   -----------   -----------   -----------
     Total investments                 8,681,703     2,598,232     4,428,850    16,409,295     1,235,512    67,689,256
                                     -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                       8,681,703     2,598,232     4,428,850    16,639,482     1,235,512    67,919,443
                                     ===========   ===========   ===========   ===========   ===========   ===========


NOTES TO FINANCIAL STATEMENTS-CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN



NOTE H: NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND AS OF DECEMBER 31, 1997


                              Putnam     American   Standish    Fidelity            Wells Fargo   Ryland        Loan
                              Voyager    Balanced Fixed Income   Growth     CIGNA     S&P 500    Preferred      Fund       Total
                            ----------- ---------- ---------- ----------- ---------- ---------- ------------ ---------- -----------
ASSETS

Receivables:
   Accrued interest
       and dividends        $      --   $     --   $     --   $      --   $     --   $     --   $    277,740 $     --   $   277,740
                            ----------- ---------- ---------- ----------- ---------- ---------- ------------ ---------- -----------
     Total receivables             --         --         --          --         --         --        277,740       --       277,740

Investments
  at fair value:
   Cash                      11,346,213  8,305,109  2,652,842  10,148,227      1,258  2,610,923      (40,630)            35,023,942
   Short-term
      investments                                                          4,912,032                   2,817              4,914,849
   Preferred stock of
     The Ryland Group, Inc.                                                                       19,453,352             19,453,352
   Common stock of
     The Ryland Group, Inc.                                                                           94,352                 94,352
   Loans to participants                                                                                      1,541,953   1,541,953
                            ----------- ---------- ---------- ----------- ---------- ---------- ------------ ---------- -----------
     Total investments       11,346,213  8,305,109  2,652,842  10,148,227  4,913,290  2,610,923   19,509,891  1,541,953  61,028,448
                            ----------- ---------- ---------- ----------- ---------- ---------- ------------ ---------- -----------

     Total Assets            11,346,213  8,305,109  2,652,842  10,148,227  4,913,290  2,610,923   19,787,631  1,541,953  61,306,188
                            ----------- ---------- ---------- ----------- ---------- ---------- ------------ ---------- -----------


LIABILITIES

Accrued liabilities                --         --         --          --        1,856       --           --         --         1,856
                            ----------- ---------- ---------- ----------- ---------- ---------- ------------ ---------- -----------

     Total Liabilities             --         --         --          --        1,856       --           --         --         1,856
                            ----------- ---------- ---------- ----------- ---------- ---------- ------------ ---------- -----------

  NET ASSETS
    AVAILABLE FOR
    PLAN BENEFITS           $11,346,213 $8,305,109 $2,652,842 $10,148,227 $4,911,434 $2,610,923 $ 19,787,631 $1,541,953 $61,304,332
                            =========== ========== ========== =========== ========== ========== ============ ========== ===========




NOTES TO FINANCIAL STATEMENTS-CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN



NOTE I:  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1998


                              Putnam      American     Standish    Fidelity                 Wells Fargo  500 Index     Explorer
                             Voyager      Balanced   Fixed Income   Growth       CIGNA        S&P 500       Fund          Fund
                           -----------  -----------  -----------  -----------  -----------  ----------  ----------  -----------
ADDITIONS

Contributions:
   Employer                $            $            $            $            $            $           $  700,771  $   731,529
   Participants                                                                                          1,073,178    1,066,143
   Rollovers                                                                                               129,064       66,546
                           -----------  -----------  -----------  -----------  -----------  ----------  ----------  -----------
     Total contributions                                                                                 1,903,013    1,864,218


Earnings on investments
   Interest and dividends                                                                                   84,699       80,569
                           -----------  -----------  -----------  -----------  -----------  ----------  ----------  -----------

Total Additions                   --           --           --           --           --          --     1,987,712    1,944,787
                           -----------  -----------  -----------  -----------  -----------  ----------  ----------  -----------


DEDUCTIONS

Benefit payments
 to participants                                                                                           419,682    1,960,459
                           -----------  -----------  -----------  -----------  -----------  ----------  ----------  -----------

Total Deductions                  --           --           --           --           --          --       419,682    1,960,459
                           -----------  -----------  -----------  -----------  -----------  ----------  ----------  -----------

Net realized and
 unrealized appreciation
 (depreciation) in fair
 value of investments                                                                                    1,007,964      308,142

Interfund transfers        (11,346,213)  (8,305,109)  (2,652,842) (10,148,227)  (4,911,434) (2,610,923)  3,665,795    8,593,545
                           -----------  -----------  -----------  -----------  -----------  ----------  ----------  -----------

Net (decrease) increase
 in net assets available
 for plan benefits         (11,346,213)  (8,305,109)  (2,652,842) (10,148,227)  (4,911,434) (2,610,923)  6,241,789    8,886,015

Net assets available
 for plan benefits
 at beginning of year       11,346,213    8,305,109    2,652,842   10,148,227    4,911,434   2,610,923        --           --
                           -----------  -----------  -----------  -----------  -----------  ----------  ----------  -----------



NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END OF YEAR            $      --    $      --    $      --    $      --    $      --    $     --    $6,241,789  $ 8,886,015
                           ===========  ===========  ===========  ===========  ===========  ==========  ==========  ===========


                           Int'l   Ttl Bond    U.S. Growth  Wellington  Windsor II    Retire      Ryland        Loan
                       Growth Fund  Mkt Idx       Fund         Fund        Fund      Svs Trust   Preferred      Fund        Total
                         --------  ----------  -----------  ----------  ----------  ----------  -----------  ----------  -----------
ADDITIONS

Contributions:
   Employer              $ 70,251  $  178,933  $   832,442  $  547,410  $  248,507  $  427,186  $   399,067  $     --    $ 4,136,096
   Participants           114,203     260,429    1,257,084     803,417     386,345     316,435         --          --      5,277,234
   Rollovers               33,382      12,378       91,050      66,611      76,123      42,659         --          --        517,813
                         --------  ----------  -----------  ----------  ----------  ----------  -----------  ----------  -----------
    Total contributions   217,836     451,740    2,180,576   1,417,438     710,975     786,280      399,067        --      9,931,143


Earnings on investments
 Interest and dividends     8,019     210,245      906,431     956,835     246,282     282,544    1,007,106     129,800    3,912,530
                         --------  ----------  -----------  ----------  ----------  ----------  -----------  ----------  -----------

Total Additions           225,855     661,985    3,087,007   2,374,273     957,257   1,068,824    1,406,173     129,800   13,843,673
                         --------  ----------  -----------  ----------  ----------  ----------  -----------  ----------  -----------


DEDUCTIONS

Benefit payments
 to participants           37,237     375,508    2,026,429   1,191,534     178,868   1,026,226    3,793,236     409,886   11,419,065
                         --------  ----------  -----------  ----------  ----------  ----------  -----------  ----------  -----------

Total Deductions           37,237     375,508    2,026,429   1,191,534     178,868   1,026,226    3,793,236     409,886   11,419,065
                         --------  ----------  -----------  ----------  ----------  ----------  -----------  ----------  -----------

Net realized and
 unrealized appreciation
 (depreciation) in fair
 value of investments      19,064      43,923    3,197,238     (19,347)    (92,928)       --       (273,553)       --      4,190,503

Interfund transfers       212,377   3,709,140   10,490,445   7,518,311   1,912,771   4,386,252     (487,533)    (26,355)        --
                         --------  ----------  -----------  ----------  ----------  ----------  -----------  ----------  -----------

Net (decrease) increase
 in net assets available
 for plan benefits        420,059   4,039,540   14,748,261   8,681,703   2,598,232   4,428,850   (3,148,149)   (306,441)   6,615,111

Net assets available
 for plan benefits
 at beginning of year        --          --           --          --          --          --     19,787,631   1,541,953   61,304,332
                         --------  ----------  -----------  ----------  ----------  ----------  -----------  ----------  -----------



NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END OF YEAR          $420,059  $4,039,540  $14,748,261  $8,681,703  $2,598,232  $4,428,850  $16,639,482  $1,235,512  $67,919,443
                         ========  ==========  ===========  ==========  ==========  ==========  ===========  ==========  ===========


NOTES TO FINANCIAL STATEMENTS-CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN



NOTE I:  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1997



                                             Ryland         Putnam          American       Standish        Fidelity
                                             Common         Voyager         Balanced     Fixed Income       Growth

                                         ------------    ------------    ------------    ------------    ------------
ADDITIONS

Contributions:
   Employer                              $       --      $    176,036    $     90,933    $     35,535    $    108,817
   Participants                                  --         1,438,793         684,208         278,716         969,461
   Rollovers                                     --           110,284         113,176          46,442         138,594
                                         ------------    ------------    ------------    ------------    ------------
     Total contributions                         --         1,725,113         888,317         360,693       1,216,872


Earnings on investments:
   Interest and dividends                       4,067         703,574         930,030         231,205         967,727
                                         ------------    ------------    ------------    ------------    ------------


Total Additions                                 4,067       2,428,687       1,818,347         591,898       2,184,599
                                         ------------    ------------    ------------    ------------    ------------


DEDUCTIONS


Benefit payments to participants               76,133       2,678,459       1,350,134         907,538       2,127,178
Interest expense on loan payable to
   The Ryland Group, Inc.                        --              --              --              --              --
Administrative expenses                             4          50,115          34,869          13,952          41,250
                                         ------------    ------------    ------------    ------------    ------------


Total Deductions                               76,137       2,728,574       1,385,003         921,490       2,168,428
                                         ------------    ------------    ------------    ------------    ------------


Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments               35,210       1,990,055         609,286         (31,070)        687,563

Interfund transfers                          (118,608)     (1,532,453)       (140,909)        (21,312)        605,079
                                         ------------    ------------    ------------    ------------    ------------

Net (decrease) increase in net assets
   available for plan benefits               (155,468)        157,715         901,721        (381,974)      1,308,813

Net assets available for plan benefits
   at beginning of year                       155,468      11,188,498       7,403,388       3,034,816       8,839,414
                                         ------------    ------------    ------------    ------------    ------------


NET ASSETS AVAILABLE FOR
    PLAN BENEFITS AT END OF YEAR         $       --      $ 11,346,213    $  8,305,109    $  2,652,842    $ 10,148,227
                                         ============    ============    ============    ============    ============




                                                          Wells Fargo      Ryland           Loan
                                             CIGNA          S&P 500      Preferred          Fund            Total
                                         ------------    ------------   ------------    ------------    ------------
ADDITIONS

Contributions:
   Employer                              $     47,049    $     17,472   $  6,673,370    $       --      $  7,149,212
   Participants                               370,565         270,124           --              --         4,011,867
   Rollovers                                   27,419         128,543           --              --           564,458
                                         ------------    ------------   ------------    ------------    ------------
     Total contributions                      445,033         416,139      6,673,370            --        11,725,537


Earnings on investments:
   Interest and dividends                     286,622           1,759      1,629,535         140,134       4,894,653
                                         ------------    ------------   ------------    ------------    ------------


Total Additions                               731,655         417,898      8,302,905         140,134      16,620,190
                                         ------------    ------------   ------------    ------------    ------------


DEDUCTIONS


Benefit payments to participants            1,233,709         260,838      3,348,835         511,583      12,494,407
Interest expense on loan payable to
   The Ryland Group, Inc.                        --              --          929,994            --           929,994
Administrative expenses                        24,058            --             --              --           164,248
                                         ------------    ------------   ------------    ------------    ------------


Total Deductions                            1,257,767         260,838      4,278,829         511,583      13,588,649
                                         ------------    ------------   ------------    ------------    ------------


Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments               24,563         284,444      7,566,891            --        11,166,942

Interfund transfers                          (247,215)      1,598,371       (290,905)        147,952            --
                                         ------------    ------------   ------------    ------------    ------------

Net (decrease) increase in net assets
   available for plan benefits               (748,764)      2,039,875     11,300,062        (223,497)     14,198,483

Net assets available for plan benefits
   at beginning of year                     5,660,198         571,048      8,487,569       1,765,450      47,105,849
                                         ------------    ------------   ------------    ------------    ------------


NET ASSETS AVAILABLE FOR
    PLAN BENEFITS AT END OF YEAR         $  4,911,434    $  2,610,923   $ 19,787,631    $  1,541,953    $ 61,304,332
                                         ============    ============   ============    ============    ============





RETIREMENT SAVINGS OPPORTUNITY PLAN
EIN: 52-0849948                      PLAN: 003


Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1998

                                      Description of Investment,
                                       Including Maturity Date,
      Identity of Issue, Borrower,     Rate of Interest, Par or                        Current
        Lessor or Similar Party             Maturity Value               Cost           Value
      --------------------------       ------------------------      -----------    ------------
      Vanguard 500 Index Fund          Registered Investment Co      $ 5,291,785    $ 6,241,789

      Vanguard Explorer Fund           Registered Investment Co      $ 8,581,285    $ 8,886,015

      Vanguard Int'l Growth Fund       Registered Investment Co      $   401,279    $   420,059

      Vanguard Ttl Bond Mkt Idx        Registered Investment Co      $ 4,000,067    $ 4,039,540

      Vanguard U.S. Growth             Registered Investment Co      $12,013,272    $14,748,261

      Vanguard Wellington Fund         Registered Investment Co      $ 8,811,394    $ 8,681,703

      Vanguard Windsor II Fund         Registered Investment Co      $ 2,695,520    $ 2,598,232

      Vanguard Retire Svs Trust        Common/Collective Trust       $ 4,428,850    $ 4,428,850

  *   The Ryland Group, Inc.           Preferred Stock               $13,153,483    $16,409,295

      Participant Loans                High - 9.5%                   $ 1,235,512    $ 1,235,512
                                       Low  - 8.75%


*  Indicates party in-interest to the Plan.


THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN
EIN: 52-0849948       PLAN: 003

Line 27d -  Schedule of Reportable Transactions

FOR THE YEAR ENDED DECEMBER 31, 1998

                             Description                                                              Current Value
                              of Assets                                                                  of Asset
  Identity of         (including interest rate and        Purchase         Selling        Cost of     on Transaction     Net Gain
 Party Involved       maturity in case of a loan)          Price            Price          Asset           Date          or (Loss)
------------------    ----------------------------      ----------       ----------      ----------     -----------    ------------

Category (i) - series of transactions in excess of 5 percent of plan assets at beginning of the year.


The Vanguard Group     Vanguard Explorer Fund          $11,346,369             --       $11,346,369     $11,346,369            --

The Vanguard Group     Vanguard U.S. Growth             10,151,541             --        10,151,541      10,151,541            --

The Vanguard Group     Vanguard Wellington Fund          8,307,441             --         8,307,441       8,307,441            --

The Vanguard Group     Vanguard Retire Savings Trst      5,121,450             --         5,121,450       5,121,450            --


Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

The Vanguard Group     Vanguard 500 Index Fund          $ 6,090,641            --              --       $ 6,090,641            --

The Vanguard Group     Vanguard 500 Index Fund                 --       $   858,184     $   800,244         858,184     $    57,940

The Vanguard Group     Vanguard Explorer Fund            13,807,245            --              --        13,807,275            --

The Vanguard Group     Vanguard Explorer Fund                  --         5,240,628       5,241,488       5,240,628            (860)

The Vanguard Group     Vanguard Ttl Bond Mkt Idx          4,712,828            --              --         4,712,828            --

The Vanguard Group     Vanguard Ttl Bond Mkt Idx               --           719,250         714,839         719,250           4,411

The Vanguard Group     Vanguard U.S. Growth              14,854,405            --              --        14,854,405            --

The Vanguard Group     Vanguard U.S. Growth                    --         3,308,614       2,863,532       3,308,614         445,082

The Vanguard Group     Vanguard Wellington Fund          11,095,642            --              --        11,095,642            --

The Vanguard Group     Vanguard Wellington Fund                --         2,400,006       2,290,100       2,400,006         109,906

The Vanguard Group     Vanguard Windsor II Fund           2,989,566            --              --         2,989,566            --

The Vanguard Group     Vanguard Windsor II Fund                --           298,406         294,046         298,406           4,360

The Vanguard Group     Vanguard Retire Savings Trst       7,265,943            --              --         7,265,943            --

The Vanguard Group     Vanguard Retire Savings Trst            --         2,837,093       2,837,093       2,837,093            --

N/A                **  Ryland Preferred Stock                  --         3,415,404       2,839,445       3,415,404         575,959

There were no category (ii) or (iv) reportable transactions during 1998

*   Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the Trustee.

**  Indicates party-in-interest to the Plan.


                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                            THE RYLAND GROUP, INC.
                                            RETIREMENT SAVINGS OPPORTUNITY PLAN







Date:  June 29, 1999                    By:  /s/  Michael D. Mangan
                                             ----------------------------
                                             Michael D. Mangan
                                             Executive Vice President
                                              and Chief Financial
                                              Officer of The Ryland
                                              Group, Inc.

                                                               Page Of
                                                             Sequentially
                                                            Numbered Pages
                                                            --------------

                              INDEX OF EXHIBITS


23    Consent of Ernst & Young, LLP, Independent Auditors         19